October 26, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Agape ATP Corp.

Form S-1/A

Filed October 12, 2017

File No. 333-220144

To the men and women of the SEC:

On behalf of Agape ATP Corp., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated October 24, 2017 addressed to Mr. How Kok Choong, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on October 12, 2017.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Certain Relationships and Related Transactions, page 26

1. We note your response to comment 13. As previously requested, please state the names of your promoters and provide all information required by Item 404(c) of Regulation SK.

Company Response:

We have added the following on page 26:

“How Kok Choong has acted as the sole promoter of the Company since inception. He has not been provided any form of compensation as of the date of this registration statement.”

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: October 26, 2017

/s/ How Kok Choong

How Kok Choong

Chief Executive Officer